UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN THE STATEMENTS FILED
PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO 13d-2(a)

(Amendment No. 1)(1)

Boca Resorts, Inc.

(Name of Issuer)

Class A Common Stock, $.01 par value

(Title of Class of Securities)

09688T106

(CUSIP Number)

Richard L. Handley, Senior Vice President, Secretary and General Counsel
Boca Resorts, Inc.
501 East Camino Real
Boca Raton, Florida 33432
Tel. No. (954) 627-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2001

(Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box:    ☐

(1)	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provision of the Act (however, see the Notes).

(Continued on following pages)
(Page 1 of 8 Pages)

CUSIP NO. 09688T106	SCHEDULE 13D	PAGE 2 OF 8

(1)	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) H. Wayne Huizenga

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☐

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS* OO

(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS	☐
IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

	(7)	SOLE VOTING POWER
NUMBER OF		7,585,796
SHARES
BENEFICIALLY	(8)	SHARED VOTING POWER
OWNED BY		-0-
EACH
REPORTING	(9)	SOLE DISPOSITIVE POWER
PERSON WITH		7,585,796

	(10)	SHARED DISPOSITIVE POWER -0-

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,585,796

(12)	CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
	SHARES*	☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.7%

(14)	TYPE OF REPORTING PERSON* IN

CUSIP NO. 09688T106	SCHEDULE 13D	PAGE 3 OF 8

(1)	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Huizenga Investments Limited Partnership

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☐

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS* OO

(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS	☐
IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada

	(7)	SOLE VOTING POWER
NUMBER OF		6,033,494
SHARES
BENEFICIALLY	(8)	SHARED VOTING POWER
OWNED BY		-0-
EACH
REPORTING	(9)	SOLE DISPOSITIVE POWER
PERSON WITH		6,033,494

	(10)	SHARED DISPOSITIVE POWER -0-

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,033,494

(12)	CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
	SHARES*	☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.2%

(14)	TYPE OF REPORTING PERSON* PN

CUSIP NO. 09688T106	SCHEDULE 13D	PAGE 4 OF 8

(1)	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Huizenga Investments, Inc.

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☐

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS* OO

(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS	☐
IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada

	(7)	SOLE VOTING POWER
NUMBER OF		6,033,494
SHARES
BENEFICIALLY	(8)	SHARED VOTING POWER
OWNED BY		-0-
EACH
REPORTING	(9)	SOLE DISPOSITIVE POWER
PERSON WITH		6,033,494

	(10)	SHARED DISPOSITIVE POWER -0-

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,033,494

(12)	CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
	SHARES*	☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.2%

(14)	TYPE OF REPORTING PERSON* CO

CUSIP NO. 09688T106	SCHEDULE 13D	PAGE 5 OF 8

     This Amendment No. 1 to Schedule 13D amends the Schedule 13D filed on January 20, 1998. This Statement is being filed to update shares issuable to Mr. Huizenga upon the exercise of currently exercisable stock options.

ITEM 1. SECURITY AND ISSUER.

     This Statement relates to the Class A common stock, par value $.01 per share (the “Class A Common Stock”) of Boca Resorts, Inc., a Delaware corporation (the “Issuer”). The Issuer is an owner and operator of five luxury resorts located in Florida with hotels, conference facilities, golf courses, spas, marinas and private clubs. The Issuer is headquartered at 501 East Camino Real, Boca Raton, Florida 33432.

ITEM 2. IDENTITY AND BACKGROUND.

     This Statement is being filed jointly by H. Wayne Huizenga, Huizenga Investments Limited Partnership, a Nevada limited partnership (“HILP”), and Huizenga Investments, Inc., a Nevada corporation (“HII”). Mr. Huizenga’s business address is 450 East Las Olas Boulevard, Fort Lauderdale, Florida 33301 and the business address of HILP and HII is P.O. Box 50102, Henderson, Nevada 89016. Mr. Huizenga is Chairman of the Board of the Issuer. Mr. Huizenga is also the sole shareholder of HII and the sole limited partner of HILP. HII’s principal business is to serve as the sole general partner of HILP. HILP’s principal business is to make, hold, and manage certain of Mr. Huizenga’s investments in publicly-traded and other companies. Mr. Huizenga is a citizen of the United States of America.

     The name, address and principal occupation of each executive officer and director of HII, all of whom are United States citizens, are as follows:

Name	Title	Business Address

Richard C. Rochon	President and Director	Huizenga Holdings, Inc. 450 East Las Olas Boulevard Suite 1500 Fort Lauderdale, Florida 33301

Cris V. Branden	Treasurer and Director	Huizenga Holdings, Inc. 450 East Las Olas Boulevard Suite 1500 Fort Lauderdale, Florida 33301

William M. Pierce	Secretary	Boca Resorts, Inc. 501 East Camino Real Boca Raton, Florida 33432

Monte Miller	Director and Assistant Treasurer	Huizenga Investments, Inc. P.O. Box 50102 Henderson, Nevada 89106

     None of Mr. Huizenga, HII or HILP has, during the last five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or

CUSIP NO. 09688T106	SCHEDULE 13D	PAGE 6 OF 8

mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     In November 1996, Mr. Huizenga made certain capital contributions to the Issuer in connection with the closing of the Issuer’s initial public offering. In consideration for his capital contributions, Mr. Huizenga received 5,020,678 shares of Class A Common Stock and 255,000 of the Issuer’s Class B common stock, par value $.01 per share (the “Class B Common Stock”). Each share of Class B Common Stock is convertible, without further consideration, into one share of Class A Common Stock.

     On November 8, 1996, Mr. Huizenga transferred 100,100 shares of Class A Common Stock by gift to his wife, Martha J. Huizenga. Mr. Huizenga disclaims beneficial ownership of such shares.

     On March 4, 1997, Mr. Huizenga received 972,018 shares of Class A Common Stock in exchange for his ownership interests in the Hyatt Regency Pier 66 Hotel and the Radisson Bahia Mar Resort and Yachting Center.

     On June 30, 1997, Mr. Huizenga transferred 4,620,678 shares of Class A Common Stock to HILP.

     On August 6, 1997, Mr. Huizenga purchased 538,000 shares of Class A Common Stock in connection with an underwritten public offering by the Issuer and transferred such shares to HILP.

     On December 12, 1997, Mr. Huizenga transferred 874,816 shares of Class A Common Stock to HILP.

ITEM 4. PURPOSE OF TRANSACTION.

     Mr. Huizenga, HII and HILP have acquired the Class A Common Stock and the Class B Common Stock for investment purposes and none of the reporting persons have any plans or proposals which relate to or would result in any of the events or transactions described in Item 4(a)-(j) of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     (a)  and (b) As of February 13, 2002, Mr. Huizenga may be deemed to beneficially own 7,585,796 shares of Class A Common Stock of the Issuer, (which includes 6,033,494 shares of Common Stock beneficially owned by HILP described below) representing approximately 18.7% of the outstanding shares of Class A Common Stock of the Issuer, calculated in accordance with Rule 13d-3 under the Exchange Act (based on 40,501,610 shares of Class A Common Stock deemed issued and outstanding as of February 13, 2002 which consists of 39,446,610 shares which are issued and outstanding, together with 255,000 shares which are issuable upon the conversion of the issued and outstanding shares of Class B Common Stock held by Mr. Huizenga and 800,000 shares which are issuable upon the exercise of currently exercisable stock options held by Mr. Huizenga). Mr. Huizenga has the sole power to vote and the sole power to dispose of each of the 7,585,796 shares of Class A Common Stock, which he may be deemed to beneficially own, with the exception of 800,000 shares underlying the vested but unexercised stock options.

CUSIP NO. 09688T106	SCHEDULE 13D	PAGE 7 OF 8

     As of February 13, 2002, HILP may be deemed to beneficially own 6,033,494 shares of Class A Common Stock of the Issuer, representing approximately 15.2 % of the outstanding shares of Class A Common Stock of the Issuer, calculated in accordance with Rule 13d-3 under the Exchange Act (based on 39,446,610 shares of Class A Common Stock deemed issued and outstanding as of February 13, 2002). HILP has the sole power to vote and the sole power to dispose of the 6,033,494 shares of Class A Common Stock, which it may be deemed to beneficially own.

     As of February 13, 2002, HII may be deemed to beneficially own the 6,033,494 shares of Class A Common Stock of the Issuer, beneficially owned by HILP as described above, representing approximately 15.2% of the outstanding shares of Class A Common Stock of the Issuer, calculated in accordance with Rule 13d-3 under the Exchange Act (based on 39,446,610 shares of Class A Common Stock deemed issued and outstanding as of February 13, 2002). HII has the sole power to vote and the sole power to dispose of the 6,033,494 shares of Class A Common Stock, which it may be deemed to beneficially own.

     (c)  There have been no other transactions in any securities of the Issuer affected by Mr. Huizenga, HII or HILP during the past 60 days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Except as described herein, none of Mr. Huizenga, HII or HILP is a party to any contracts, arrangements, understandings or relationships with any person with respect to securities of the Issuer.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS.

     Not Applicable

CUSIP NO. 09688T106	SCHEDULE 13D	PAGE 8 OF 8

SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ H. Wayne Huizenga

H. Wayne Huizenga

Dated: February 14, 2002

SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Huizenga Investments Limited Partnership

By: Huizenga Investments, Inc., as general partner

By: /s/ Cris V. Branden

Cris V. Branden Treasurer

Dated: February 14, 2002

SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Huizenga Investments, Inc.

By: /s/ Cris V. Branden

Cris V. Branden Treasurer

Dated: February 14, 2002